United States securities and exchange commission logo





                         April 17, 2023

       Kathleen K. Oberg
       Chief Financial Officer
       Marriott International, Inc.
       7750 Wisconsin Avenue
       Bethesda, Maryland 20814

                                                        Re: Marriott
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K
                                                            Filed February 14,
2023
                                                            File Nos. 001-13881

       Dear Kathleen K. Oberg:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Kathleen K. Oberg
FirstName   LastNameKathleen  K. Oberg
Marriott International, Inc.
Comapany
April       NameMarriott International, Inc.
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
Form 8-K filed Feburary 14, 2023

Exhibit 99
Company Outlook, page 5

1. We note you provide ranges for Adjusted EPS - diluted for your first quarter 2023 and full-year fiscal 2023 guidance. However, you did not provide reconciliations to the most directly comparable GAAP measures. In future filings, please provide the
         reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are
         relying on the    unreasonable efforts    exception in Item
10(e)(1)(i)(B), revise future filings
         to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the
Division   s
         Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at 202-551-3395 or Mark Rakip at 202-551-3573 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Stephanie Carrick